China Yuchai International to Pay Dividend for FY 2015 in Cash Or Shares

Singapore, Singapore – May 12, 2016 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that a dividend of US$0.85 per share of common stock for the financial year 2015 has been declared by its Board of Directors. The dividend payment will be made either wholly in cash or in new shares of CYI’s common stock (“Shares”) at the option of the stockholder.

Stockholders will make an election to receive the dividend either wholly in cash or in Shares. The number of Shares to be issued per share of common stock as a result of the dividend payment will be determined based on the volume weighted average trading prices of the Company’s common stock on the New York Stock Exchange during the period from June 20 to and including June 22, 2016. The dividend is payable on June 29, 2016 to shareholders of record at the close of business on May 26, 2016 with an ex-dividend date of May 24, 2016.

Shareholders who do not make an election will receive the dividend entirely in cash. CYI will pay fractional shares in cash which will be determined based on the volume weighted average trading prices of the Company’s common stock on the New York Stock Exchange during the period from June 20 to and including June 22, 2016. The Company reserves the right to pay the dividend entirely in cash.

An election form will be mailed to shareholders of record after the record date. The properly completed election form to receive cash or Shares must be received by Computershare, (“Computershare”), the Company’s transfer agent before 5.00 p.m. Eastern Standard Time on June 16, 2016. All completed election forms should be sent to Computershare at P.O. BOX 30170, College Station, TX 77842-3170. Overnight correspondence should be sent to Computershare at 211 Quality Circle, Suite 210, College Station, TX 77845.

Registered shareholders with questions regarding the dividend election may call Computershare at 1-800-522-6645 within the United States or 1-201-680-6578 outside the United States and Canada. Shareholders who hold their Shares through a bank, broker or nominee, and have questions regarding the dividend election should contact such bank, broker or nominee who will also be responsible for distributing to them the election form and submitting the completed form on their behalf to Computershare.

The payment of any future dividends, including elective dividends payable in cash or shares, will be entirely at the discretion of the Board of Directors and will be dependent upon China Yuchai’s financial position, results of operations, available cash, cash flow, capital requirements and other factors deemed relevant by the Board of Directors.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2015, GYMCL sold 364,567 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

For more information, please contact:

Dixon Chen
Tel: +1-646-726-6511
Email: cyd@bluefocus.com